Exhibit 99.1

Enerplus Announces Sale of Non-Strategic Interests in the Williston Basin

CALGARY, AB, Aug. 30, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has entered into a definitive agreement to sell its interests in the Sleeping Giant field (Montana) and Russian Creek area (North Dakota) in the Williston Basin (the "Interests") for total consideration of US$115 million. In addition, Enerplus will receive up to US$5 million in contingent payments if the WTI oil price averages over $65 per barrel in 2022 and over $60 per barrel in 2023. The effective date of the transaction is July 1, 2021.

The sale consists of the Company's Interests in the developed Sleeping Giant field in Montana and the southernmost portion of Enerplus' North Dakota position in the Russian Creek area. The Interests do not include any future drilling locations in Enerplus' identified Williston Basin drilling inventory. Enerplus' working interest(1) production from the Interests averaged approximately 3,000 BOE per day (77% crude oil and natural gas liquids) in the second quarter of 2021 and includes approximately 244 net wells. Estimated 2022 net operating income associated with the Interests is approximately US$22 million based on a US$60 WTI oil price.

"The sale of our legacy position in Montana and the Russian Creek acreage in North Dakota, properties which were not attracting capital in our portfolio, brings significant value forward and accelerates our debt reduction plans," said Ian C. Dundas, President and CEO. "We now estimate that we will achieve our $400 million debt reduction target by the end of the first quarter of 2022, based on the current commodity price environment. While debt reduction remains our priority, we believe our shares are trading in an attractive price range, and as a result, we plan to direct approximately 10% of the sale proceeds to incremental share repurchases."

The sale is expected to close at the end of October 2021, subject to customary closing conditions.

TD Securities (USA) LLC acted as the exclusive financial advisor to Enerplus on this divestiture.

Footnotes:

(1)	Production is stated on a working interest basis before deduction of royalties.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Currency
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

FORWARD-LOOKING INFORMATION AND STATEMENTS
This news release contains certain forward-looking information and forward-looking statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "believe", "estimate", "will", "plan", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: proposed disposition of the Company's interests in the Sleeping Giant field and Russian Creek acreage in the Williston Basin, including the terms, estimated consideration, timing of completion and expected impacted of the sale on Enerplus' operations and financial results; expected usage of sale proceeds, including with respect to debt reduction plans and targets and share repurchases; and anticipated contingency payments in connection with such sale.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that the transaction will be completed substantially on the terms and within the timeline described in this press release; that we will conduct our operations and achieve results of operations as anticipated; estimated commodity prices; and the general continuance of current or, where applicable, assumed industry conditions.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to complete the sale of the interests in the Williston Basin in accordance with the terms thereof or at all and/or failure to realize the anticipated benefits of such sale; unanticipated operating results; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its annual information form for the year ended December 31, 2020, management's discussion and analysis ("MD&A"), and Form 40-F at December 31, 2020 as it may be updated from time to time by current reports on Form 6-K, all of which are available, as applicable, on SEDAR website at www.sedar.com, on the SEC's website at http://www.sec.gov and on Enerplus' website).

NON-GAAP MEASURES
In this news release, Enerplus utilizes the term "net operating income" which it believes is useful to investors and securities analysts in evaluating operating performance of crude oil and natural gas assets. Net operating income is calculated as crude oil, natural gas liquids and natural gas sales less royalties, production taxes, operating expenses and transportation expenses. This measure does not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2021/30/c7244.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 30-AUG-21